02041413

0-29508

RECD S.E.C.

MAY 21 2002

1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E. 5-01-02

For the month of May, 2002

International Briquettes Holding, IBH

Ave. Venezuela, Torre America, Piso 12, Bello Monte, Caracas, 1010-A

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PROCESSED
JUN 20 2002
THOMSON FINANCIAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Briquettes Holding
(Registrant)

Date: 05/14/2002

By: NJM [signature]
(Signature)

Neil Malloy
(Name)

COMMISION FILE
Nº 0-29508

IBH

From: International Briquettes Holding, IBH
Contacts: Isabel Camejo / Maury Bedoni
Investor Relations. Telephones: (58-212) 707.61.45 / 707.64.49
Telefax: (58-212) 707.63.35 / 707. 64.26. E-mail: ir_dept@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

IBH FILES FOR LISTING IN THE NASDAQ SMALL CAP MARKET

Caracas, July 27, 2001... International Briquettes Holding (IBH) reported today that it filed a listing application for the transfer of its shares to The NASDAQ Small Cap Market. The company has been advised that it complies with the qualification requirements for foreign securities for continued inclusion in The NASDAQ Small Cap Market as provided in the NASDAQ Marketplace Rules 4320. The NASDAQ Small Cap Market would allow the company's shares to continue to trade in NASDAQ. The Small Cap Market continued listing standard is less stringent while the company's ability to issue new capital will be limited. In addition, as announced on July 25, 2001, the company appealed the NASDAQ staff determination dated July 20, 2001 indicating that the company fails to comply with certain requirements for continued listing in The NASDAQ National Market. If NASDAQ grants the company's request for inclusion in The NASDAQ Small Cap Market, the appeal process may be discontinued. There can be no assurance that NASDAQ will grant the company's request for inclusion in The NASDAQ Small Cap Market nor of the outcome of the appeal process. IBH shares continue to be listed in the Caracas Stock Exchange.

This press release contains statements about future events and financial results that are forward-looking and subject to substantial risks and uncertainties. Actual results could differ materially from those indicated in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed include economic considerations that could affect demand for hot briquetted iron (HBI), competition, general economic conditions in Venezuela and in the global steel industry, the availability and terms of financing and the risk factors set forth in IBH's various filings with the U.S. Securities and Exchange Commission and the Comisión Nacional de Valores of Venezuela. IBH undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

COMMISION FILE
N° 0-29508

From: International Briquettes Holding, IBH
Contacts: Isabel Camejo / Maury Bedoni
Investor Relations. Telephones: (58-212) 707.61.45 / 707.64.49
Telefax: (58-212) 707.63.35 / 707. 64.26. E-mail: ir_dept@sivensa.com

IBH

FOR IMMEDIATE DISTRIBUTION:

IBH RECEIVED NOTIFICATION FROM NASDAQ

Caracas, July 25, 2001... International Briquettes Holding (IBH) received a Nasdaq staff determination on July 20th, 2001 indicating that the company fails to comply with the minimum market value of public float and minimum bid price requirements for continued listing set forth in Nasdaq Marketplace Rules 4450(a)(2) and 4450(a)(5) respectively, and that its securities are, therefore, subject to delisting from The Nasdaq National Market. The company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the staff determination. There can be no assurance that the Panel will grant the company's request for continued listing. IBH shares are expected to continue to be listed in the Caracas Stock Exchange.

This press release contains statements about future events and financial results that are forward-looking and subject to substantial risks and uncertainties. Actual results could differ materially from those indicated in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed include economic considerations that could affect demand for hot briquetted iron (HBI), competition, general economic conditions in Venezuela and in the global steel industry, the availability and terms of financing and the risk factors set forth in IBH's various filings with the U.S. Securities and Exchange Commission and the Comisión Nacional de Valores of Venezuela. IBH undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

COMMISION FILE
N° 0-29508

IBH

From: International Briquettes Holding, IBH
Subsidiary of Siderúrgica Venezolana SIVENSA S.A.
Contact: Armando Rondón
Telephone: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

FOR IMMEDIATE RELEASE:

IBH REPORTS SECOND FISCAL QUARTER RESULTS

Caracas, April 30, 2002...International Briquettes Holding, IBH, a Sivensa subsidiary consolidates Venprecar's financial results and reports its participation in three partnerships with BHP Billiton: the Orinoco Iron and Operaciones RDI plants, and Brifer, which holds the intellectual rights over the FINMET® technology

In the January-March 2002 period, IBH reported sales of US$ 10 million, as compared to sales of US$ 13 million recorded in the same period of the preceding year. US$ 4.7 million were reported as operating loss versus a US$ 5.3 million loss in the January-March 2001 period. These operating results are mostly caused by Venprecar.

IBH's participation in Orinoco Iron, Operaciones RDI and Brifer's results is reflected under *Equity Participation in Affiliates.* In this line, IBH's financial statements show a US$ 7.8 million loss in the January-March quarter, as compared to losses of US$ 17 million recorded in the same period of the previous fiscal year. The decrease in this entry is chiefly due to the exchange profit obtained by the affiliate Orinoco Iron as a result of the free floating system for the bolivar adopted in February.

IBH's net loss in the quarter was US$ 13 million, compared to US$ 22.8 million in identical period of fiscal 2001.

Venprecar

Venprecar's production in the quarter was 142,457 MT as compared to 144,831 MT in the same period of fiscal year 2001. During the quarter, operations were negatively affected by the quality problems of the pellets supplied. This aspect was solved in a joint effort with the supplier. Similarly, there were failures in the process gas pre-heater. As mentioned at the close of the former fiscal year, the Venprecar plant requires investments in some components of the gas reformer. The company will be able to execute these investments only when Venprecar's financial situation becomes stable.

Selling prices for briquettes traded during the October-December quarter and effective in the January-March quarter, showed the negative impact of the events of September 11, dropping to the lowest price levels in the history of Venprecar. Starting in February prices for metallics experienced a slight recovery. The positive effects will be reflected in Venprecar's April-June quarter shipments.

Orinoco Iron

Production volume reached by the Orinoco Iron plant in the second quarter of the fiscal year was 129,477 MT, as compared to 79,995 MT in the same period of the prior year. It is worth remembering that Module 2's production trains are temporarily not in operation, as was announced in the year-end report of fiscal 2001. The prices for Orinoco Iron's briquettes are stable due to the long-term contracts with its clients.

As informed in last quarter's report, the carbonate re-boilers of the production trains of Module 1 had presented failures and the manufacturer had been requested to substitute them. During the quarter in report, the re-boilers of this module were replaced, still pending the ones for Module 2.

During the quarter, talks with the banks, BHP Billiton and the suppliers continued with the purpose of restructuring Orinoco Iron's debt, which reaches US$ 677 million. Similarly, actions directed to possibly incorporating a new shareholder to Orinoco Iron were advanced.

Operaciones RDI
Since March 2001, the Operaciones RDI plant has been closed owing to maintenance requirements and to unfavorable market conditions. Reestablishing its operations is not considered in the near future.

Appointment
In the month of February, IBH's Board of Directors designated Mr. Neil Malloy as Chief Executive Officer of IBH. Neil Malloy has a 25-year professional career in different areas of Sivensa. His most recent position was Corporate General Director of Sivensa.

International Briquettes Holding, IBH (Nasdaq: IBHVF) a Sivensa subsidiary, consolidates Venprecar's financial results and has three partnerships with BHP Billiton: the Orinoco Iron and Operaciones RDI plants; and Brifer, which holds the intellectual rights over the FINMET® direct reduction technology

International Briquettes Holding and its Subsidiaries
Subsidiary of Siderúrgica Venezolana "SIVENSA", S.A.
US GAAP Financial Statements
Consolidated Balance Sheet
In thousands of US $

	March 31, 2002	March 31, 2001
ASSETS		
Current Assets:		
Cash and Temporary Investments	4,292	5,875
Accounts receivable:		
Third parties	5,253	7,705
Related Companies	9,773	1,709
Inventories	9,906	11,214
Prepaid expenses	745	925
TOTAL CURRENT ASSETS	**29,969**	**27,428**
Property, plant and equipment, net	99,571	109,179
Investments	32,811	83,540
Deferred charges and other assets	2,713	6,570
TOTAL ASSETS	**165,064**	**226,717**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Commercial accounts payable		
Suppliers	3,821	6,087
Related Companies	29,513	19,105
Personnel accruals	712	852
Taxes	16	56
Other current liabilities	240	454
TOTAL CURRENT LIABILITIES	**34,302**	**26,554**
Accrued employee termination benefits	896	1,032
TOTAL LIABILITIES	**35,198**	**27,586**
Minority interests	2,825	3,022
Shareholders' equity	127,041	196,109
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**165,064**	**226,717**

International Briquettes Holding and its Subsidiaries
Subsidiary of Siderúrgica Venezolana "SIVENSA", S.A.
US GAAP Financial Statements
Consolidated Income Statement
In thousands of US $

	Quarters ended March 31, 2002	Quarters ended March 31, 2001
Net sales	10,493	13,133
Cost of sales	(14,200)	(17,061)
Gross profit (loss)	**(3,707)**	**(3,928)**
Administrative expenses	(1,037)	(1,335)
Operating loss	**(4,743)**	**(5,263)**
Interest income	64	3,173
Interest expenses	(222)	(3,652)
Equity participation in affiliates	(7,780)	(17,232)
Foreign exchange gain (loss), net	(673)	163
Other income (expense) net	254	54
	(8,356)	(17,494)
Loss before taxes and minority interests	**(13,100)**	**(22,757)**
Estimated Taxes	(16)	(38)
Loss before minority interests	**(13,116)**	**(22,795)**
Minority interests in subsidiaries	59	61
Net loss	**(13,057)**	**(22,734)**

International Briquettes Holding and its Subsidiaries
Subsidiary of Siderúrgica Venezolana "SIVENSA", S.A.
US GAAP Financial Statements
Consolidated Income Statements
In thousands of US $

	Six months ended	
	March 31, 2002	**March 31, 2001**
Net sales	24,007	26,191
Cost of sales	(30,704)	(31,471)
Gross profit (loss)	**(6,697)**	**(5,280)**
Administrative expenses	(2,217)	(2,483)
Operating loss	**(8,914)**	**(7,763)**
Interest income	98	6,667
Interest expense	(491)	(5,242)
Equity participation in affiliates	(21,426)	(30,094)
Foreign exchange gain (loss) net	(535)	420
Other income (expense) net	225	(267)
	(22,129)	**(28,516)**
Loss before taxes and minority interests	**(31,043)**	**(36,279)**
Estimated Taxes	(16)	(64)
Loss before minority interest	**(31,059)**	**(36,343)**
Minority interests in subsidiaries	104	56
Net Loss	**(30,955)**	**(36,287)**

From: International Briquettes Holding, IBH
Subsidiary of Siderúrgica Venezolana SIVENSA S.A.
Contact: Armando Rondón
Telephone: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

IBH

FOR IMMEDIATE DISTRIBUTION:

IBH REPORTS FIRST FISCAL QUARTER RESULTS

Caracas, January 31, 2002...International Briquettes Holding, IBH, a Sivensa subsidiary dedicated to the production and sale of hot briquetted iron, reported sales of US$ 13.5 million for the October-December 2001 period, slightly higher than the US$ 13 million recorded in the same period of the preceding year. The operating loss reported was US$ 4.2 million and the net loss, US$ 17.9 million.

Venprecar's production in the quarter was 150,798 MT, negatively affected by quality problems with the pellets used as raw material. This caused channeling in the plant's reactor. Venprecar's production in the same quarter of the previous year was 158,500 MT.

Separately, the events of September 11 worsened the crisis in the international market for metallics. As a result, prices for some kinds of high-quality scrap reached levels comparable to those recorded in the year 1998, as a consequence of the Asian crisis.

Orinoco Iron

In the October-December 2001 period, there was a failure in the header's refractory of Module 1's gas reformer, and in the production train's carbonate re-boilers. The first failure was corrected in the month of November during a 10-day shutdown to substitute the refractory, and the second one is being attended to by the manufacturer, who will supply the new equipment in the coming month of February.

In accordance to what was decided at the end of the past fiscal year, since the month of October, only one of the two modules of the Orinoco Iron plant is being operated. Consequently, in the reported quarter only production trains 1 and 2 operated. The production volume reached by the two trains in the period was 147,946 MT.

IBH's financial statements show a US$ 13.6 million loss under *Equity Participation in Affiliates*. This was mainly due to Orinoco Iron's results, which were impacted by reduced production, low price level for the briquettes and the financial burden.

Financial Aspect

During the quarter, talks with the banks, BHP Billiton and the suppliers (especially the State companies) continued in order to restructure Orinoco Iron's debt, which reaches US$ 658 million. Similarly, actions geared to the possible incorporation of a new shareholder to Orinoco Iron were advanced.

International Briquettes Holding, IBH (Nasdaq: IBHVF) consolidates Venprecar's financial results and has a 50/50 partnership with BHP Billiton, under which are the Orinoco Iron and Operaciones RDI plants; and Brifer, which holds the intellectual rights of the FINMET® technology.

International Briquettes Holdingand its subsidiaries.
US GAAP Financial Statements
(In thousands of US$)

ASSETS	December 31, 2001	2000
Current Assets		
Cash and cash equivalents	568	11,274
Accounts receivable		
Commercial and other	9,120	6,545
Related companies	12,114	2,030
Inventories	8,210	13,608
Prepaid expenses and other current assets	976	640
TOTAL CURRENT ASSETS	30,988	34,097
Property plant and equipment	101,681	111,391
Investments	40,584	98,284
Spare parts and other assets	2,747	5,876
TOTAL ASSETS	176,001	249,648
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable		
Suppliers	2,635	4,939
Related Companies	28,514	20,889
Profit sharing, vacations and other personnel accruals	620	533
Taxes payable	12	40
Other current liabilities	192	414
TOTAL CURRENT LIABILITIES	31,973	26,815
Accrued employees termination benefits, net of advances	1,063	907
Other liabilities		
TOTAL LIABILITIES	33,036	27,722
Minority Interest	2,884	3,083
Shareholders' equity	140,082	218,843
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	176,001	249,648

International Briquettes Holding and its subsidiaries
Consolidated Income Statement
(In thousands of US$)

	Quarter ended Dec. 2001	Quarter ended Dec. 2000
Net Sales	13,514	13,058
Cost of sales	(16,504)	(14,410)
Gross Profit (loss)	(2,990)	(1,352)
General and administrative expenses	(1,180)	(1,148)
Operating income (loss)	(4,170)	(2,500)
Interest income (net)	(235)	1,904
Equity in results of affiliates	(13,646)	(12,862)
Foreign exchange gain (loss)	138	257
Other expenses, net	(29)	(321)
	(13,772)	(11,022)
Income (loss) before taxes and minority interest	(17,942)	(13,522)
Taxes (expense)	-	(26)
Income (loss) before minority interest	(17,942)	(13,548)
Minority interest	45	(5)
Income (loss) net	(17,897)	(13,553)

COMMISION FILE
N° 0-29503

From: International Briquettes Holding, IBH
Contact: Isabel Camejo
Investor Relations. Telephones: (58-212) 707.61.45 / 707.64.49
Telefax: (58-212) 707.63.35 / 707. 64.26. E-mail: ir_dept@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

IBH ANNOUNCES MOVE TO NASDAQ SMALL CAP MARKET

Caracas, August 8th, 2001... International Briquettes Holding announced today that it was informed by The Nasdaq Stock Market, Inc. that trading of its shares will be moved from the Nasdaq National Market to the Nasdaq Small Cap Market effective on August 10th, 2001. IBH's common stock will continue trading under its current symbol –IBHVF-. Daily trading volume and closing price will continue to be available on the same basis as previously available from on-line services, financial newspapers and general circulation newspapers.

As the market value of IBH's public float (i.e. shares held by non-affiliates) has fallen bellow US$ 5,000,000, which is the minimum level required in order to remain on the Nasdaq National Market, IBH elected to apply for listing of its common stock on the Nasdaq Small Cap Market in order to ensure the continuity of its Nasdaq listing.

Since Nasdaq granted the continuing listing of IBH's shares in the Nasdaq Small Cap Market, IBH has withdrawn its request for a hearing before the Nasdaq Qualification Panel. Such request was made on July 26th, 2001, to discuss the Nasdaq notification about a delisting from the Nasdaq National Market.

International Briquettes Holding, IBH (Nasdaq:IBHVF) consolidates Venprecar's financial results and owns, in a 50/50 partnership with BHP Limited, the Orinoco Iron and Operaciones RDI iron briquettes plants, and Brifer, which holds the intellectual rights of the FINMET® technology.

This press release contains statements about future events and financial results that are forward-looking and subject to substantial risks and uncertainties. Actual results could differ materially from those indicated in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed include economic considerations that could affect demand for hot briquetted iron (HBI), competition, general economic conditions in Venezuela and in the global steel industry, the availability and terms of financing and the risk factors set forth in IBH's various filings with the U.S. Securities and Exchange Commission and the Comisión Nacional de Valores of Venezuela. IBH undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

COMMISION FILE
N° 0-29508

From: International Briquettes Holding, IBH
Contacts: Isabel Camejo / Maury Bedoni
Investor Relations. Telephones: (02) 707.61.45 / 707. 64.49
Telefax: (02) 707.63.35 / 707. 64.26. E-mail: ir_dept@sivensa.com

IBH

FOR IMMEDIATE DISTRIBUTION:

IBH REPORTS THIRD FISCAL QUARTER 2001 RESULTS

Caracas, July 30, 2001...International Briquettes Holding, IBH, a company engaged in the production and sale of iron ore briquettes, reported sales of US$ 17 million for the April-June 2001 period, as compared to US$ 30 million in the same quarter of last year. The company reported an operating loss of US$ 4.7 million vs an operating income of US$ 2 million in the same period of the previous year. These results are a reflection of the low international prices and sales volume for the Venprecar briquettes. Additionally, IBH was affected by the interest payments of Orinoco Iron, and as a result had a US$ 17 million net loss, as compared to US$ 3 million net profit of the same period last year.

The Venprecar plant produced 192,455 MT of briquettes vs 218,916 MT in the April-June 2000 period. This lower production was due to the fact that the plant has worked at approximately 90% of its daily capacity owing to the decision of operating it at lower physical requirements in order to extend the useful life of the gas reformer's catalytic tubes. This equipment has been operating for 10 years,period after which it must be replaced. Once the briquette price conditions and IBH's financial situation have improved, such investment will be made.

As informed last April, the lenders to our affiliate, Orinoco Iron, accelerated the maturity of principal and interest outstanding under Orinoco Iron's bank credit facility (approximately US$ 623.4 million) and made demand on the guarantors, including Venprecar, an IBH subsidiary. During the following months and to the date of this report, the shareholders and the banks have continued negotiating a possible restructuring of Orinoco Iron's debt.

In July, due to lower operations of several competitors and to less availability of high quality scrap, an improvement of approximately 10% was realized in the briquette prices negotiated for the July and August shipments. Even though this price increase will somewhat alleviate the financial situation, we cannot guarantee that this represents a trend. The feasibility of IBH's business will depend on the attainment of additional funds necessary to continue Orinoco Iron's operations.

Orinoco Iron Plant

Train N° 3 of the Orinoco Iron plant ended a 78 effective-day run during which time it had an average production of 89% with respect to the design capacity. When train 3 began its maintenance shutdown, train N° 2 started to operate. To date, it has successfully achieved a 47-day run with an effective average production of 94% with respect to the design capacity. The production of both trains has complied with the specified quality standards. Even though the four production trains have performed their operating tests and the required process adjustments have been made, currently only one of the four trains is operating due to the briquette price conditions and to the lack of financial resources.

IBH's Listing in Nasdaq

As was previously reported, on July 26, IBH filed a listing application for the transfer of its shares to The NASDAQ Small Cap Market. The company has been advised that it complies with the qualification requirements for foreign securities for continued inclusion in The NASDAQ Small Cap Market as provided in the NASDAQ Marketplace Rules 4320. The NASDAQ Small Cap Market would allow the company's shares to continue to trade in NASDAQ. The Small Cap Market continued listing standard is less stringent, yet the company's ability to issue new capital in the United States may be limited.

On July 20, 2001, IBH received a communication from Nasdaq, which indicated that the company had failed to comply with the minimum market value of public float and minimum bid price requirements for continued listing in Nasdaq. As a consequence, according to such communication, its securities were subject to delisting from The Nasdaq National Market. On July 25, IBH requested a hearing before a Nasdaq Listing Qualifications Panel to review the staff determination received.

If Nasdaq grants the company's request for inclusion in The NASDAQ Small Cap Market, the appeal process that began on July 25 before the Nasdaq Listing Qualifications Panel may be discontinued. There can be no assurance that NASDAQ will grant the company's request for inclusion neither in The NASDAQ Small Cap Market nor of the outcome of the appeal process.

IBH shares continue listed in the Bolsa de Valores de Caracas, and while the case follows its course, they also continue to be listed in the Nasdaq National Market.

This press release contains statements about future events and financial results that are forward-looking and subject to substantial risks and uncertainties. Actual results could differ materially from those indicated in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed include economic considerations that could affect demand for hot briquetted iron (HBI), competition, general economic conditions in Venezuela and in the global steel industry, the availability and terms of financing and the risk factors set forth in IBH's various filings with the U.S. Securities and Exchange Commission and the Comisión Nacional de Valores of Venezuela. IBH undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

International Briquettes Holding and its Subsidiaries
Subsidiary of Siderúrgica Venezolana "SIVENSA", S.A.
US GAAP Financial Statements
Consolidated Balance Sheet
In thousands of US $

ASSETS	June 30, 2001	2000
Current Assets:		
Cash and Temporary Investments	8,526	6,476
Commercial accounts receivable		
Third parties	4,228	14,430
Related Companies	1,559	2,036
Accounts receivable draw back and return of I.C.S.V.M.	2,231	3,096
Other accounts receivable		
Employees	109	108
Related companies	803	26,278
Other	1,174	227
Inventories	9,612	9,243
Prepaid expenses	812	713
TOTAL CURRENT ASSETS	29,054	62,607
Property, plant and equipment, net	106,562	116,511
Long term accounts receivable	0	26,389
Investments	70,651	74,892
Deferred charges and other assets	5,741	6,228
TOTAL ASSETS	212,008	286,627
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Commercial accounts payable		
Suppliers	23,382	23,158
Related Companies	99	425
Other Related Companies Accounts payable	3,185	875
Personnel accruals	1,001	1,129
Taxes	85	801
Other current liabilities	1,070	316
TOTAL CURRENT LIABILITIES	**28,822**	**26,704**
Accrued employee termination benefits	941	801
Deferred credits	0	5,754
TOTAL LIABILITIES	**29,763**	**33,259**
Minority interests	2,993	3,059
Shareholders' equity	179,252	250,309
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	212,008	286,627

International Briquettes Holding and its Subsidiaries
Subsidiary of Siderúrgica Venezolana "SIVENSA", S.A.
US GAAP Financial Statements
Consolidated Income Statement
In thousands of US $

	Quarters ended June 30, 2001	Quarters ended June 30, 2000
Net sales	17,003	29,552
Cost of sales	19,796	25,997
Gross profit (loss)	**(2,793)**	**3,555**
Administrative expenses	1,928	1,554
Operating profit (loss)	**(4,721)**	**2,001**
Foreign exchange gain (loss), net	409	186
Interests income, net	(376)	2,205
Other income (expense), net	630	(38)
Equity participation in affiliates	(12,800)	(1,156)
	(12,137)	1,197
Profit (loss) before taxes and minority interests	**(16,858)**	**3,198**
Estimated Taxes	(29)	(269)
Profit (loss) before minority interests	**(16,887)**	**2,929**
Minority interests in subsidiaries	30	(62)
Net profit (loss)	**(16,857)**	**2,867**

International Briquettes Holding and its Subsidiaries
Subsidiary of Siderúrgica Venezolana "SIVENSA", S.A.
US GAAP Financial Statements
Consolidated Income Statements
In thousands of US $

	Nine months ended	
	June 30, 2001	**June 30, 2000**
Net sales	43,194	65,758
Cost of sales	51,267	61,587
Gross profit (loss)	**(8,073)**	**4,171**
Administrative expenses	4,411	4,728
Operating loss	**(12,484)**	**(557)**
Foreign exchange gain (loss), net	829	387
Interests income, net	1,049	6,282
Other income (expense), net	363	(579)
Equity participation in affiliates	(42,894)	(6,413)
	(40,653)	(323)
Loss before taxes and minority interests	**(53,137)**	**(880)**
Estimated Taxes	(93)	(828)
Loss before minority interest	**(53,230)**	**(1,708)**
Minority interests in subsidiaries	86	(59)
Net Loss	**(53,144)**	**(1,767)**

COMMIMISION FILE
N° 0-29508

INTERNATIONAL BRIQUETTES HOLDING

AND ITS SUBSIDIARIES

(A majority-owned subsidiary of Siderúrgica Venezolana "Sivensa", S.A.)

REPORT OF THE INDEPENDENT ACCOUNTANTS AND

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001 AND 2000

COMMIMISION FILE
N° 0-29508

Annual Report 2001

International Briquettes Holding

IBH

International Briquettes Holding, IBH, is a world-class company based in Venezuela, dedicated to the low cost production and sale of hot briquetted iron that serves as a substitute for high quality scrap in steel production processes. Its primary clients are steel companies from the United States and Europe. International Briquettes Holding, IBH (Nasdaq: IBHVF) consolidates the financial results of Venprecar and has a 50/50 partnership with BHP Billiton, under which are the Orinoco Iron and Operaciones RDI plants, and Brifer, which holds the intellectual rights of the FINMET® technology.

BOARD OF DIRECTORS

Oscar Augusto Machado
CHAIRMAN

Henrique Machado Zuloaga
Luis Alberto Romero
Neil J. Malloy
Héctor José Peña
Gustavo Machado Misrahi
Roy Rodríguez
Frank Yans
Carl Hirsch

Neil Malloy
IBH DIVISION DIRECTOR

Gustavo Machado Misrahi
CHIEF FINANCIAL OFFICER

Alberto Hassan
CHIEF EXECUTIVE OFFICER OF ORINOCO IRON

Roger Rojas
VENPRECAR PLANT MANAGER

TO OUR INVESTORS:

During the fiscal year October 2000–September 2001, the world steel industry crisis continued for its third consecutive year affecting the prices for briquettes due to the effects of pig iron oversupply and the increase of scrap inventories.

During the last four years, the world steel market has realized an accelerated growth in production, against a very slight increase in consumption. The production surpluses that began to be generated in 1997 brought about the price crisis that has been taking place since the second half of 1998, and that yielded, by the end of the year 2001, an inventory accumulation that exceeds 50 million metric tons. This volume represents approximately 6% of the world steel production in the year 2001.[1] This crisis, qualified by the analyst Peter Marcus as the worst in the history of the steel industry[2], has forced the Organization for Economic Cooperation and Development, OECD, to express the need for governments to favor conditions to reduce the world steel supply.

It is worthy to mention that the United States, IBH's products main destination, reduced its metallic consumption this year with respect to the prior fiscal period. Considering this circumstance, the IBH Division diversified its portfolio during the fiscal period, obtaining new customers that represented 17% of its total sales.

Consolidated Results

International Briquettes Holding, IBH, reported sales of US$ 61 million in fiscal year 2001, as compared to sales of US$ 80 million in fiscal year 2000. IBH recorded an operating loss of US$ 17 million and a net loss of US$ 74 million. The aspects that

---

[1] Source: Latin American Iron and Steel Institute, International Steel Institute

[2] World Steel Dynamics. Presentation to the ILAFA-42 Congress, October 2001

greater impacted the results were the low prices for the briquette, Venprecar's lower production, and the losses brought about by the investment in Orinoco Iron, as will be explained further down.

Venprecar:

During the fiscal period, the Venprecar plant reported a production of 691 thousand metric tons of briquettes, which represents a 15% decrease with respect to the previous fiscal period. During the first four months of the accounting period, the plant's production capacity was affected by failures in the heat recuperators, which were replaced during the maintenance shutdown in February. Following that, the company decided to continue operating the plant at approximately 90% of its capacity with the purpose of extending the working life of the reformer's catalytic tubes. Operating practices recommend this equipment to be replaced soon because it is in the final stage of its useful life. The company will be able to make this investment only when IBH's financial situation is stable and the prices for metallic recover. This important factor, together with the low price levels for briquettes caused the operating losses reported by IBH during the period.

Investment in Orinoco Iron

Regarding IBH's participation in Orinoco Iron, these operations reported a loss of US$ 59 million to IBH's consolidated results, or 80% of the net loss, due to a combination of low volumes produced, depressed prices during the fiscal period and the accumulation of financial interest.

During the fiscal year ended September 30, 2001, it was not possible to simultaneously operate more than two of the four production trains of the Orinoco Iron plant due to, among other factors, the limited working capital available and the international price crisis for the briquette.

Most of the failures found in certain equipment, some of them under warranty, were corrected during the fiscal period. However, problems in certain equipment at the Orinoco Iron plant are still present.

Some improvements were introduced, among them, the installation of water injection systems to the production trains in order to stabilize the temperature during the reduction process. These modifications helped to reach campaigns higher than 90 days, which represents a positive change in relation to prior runs, and to reach during certain periods, consumption and production indicators in accordance with the design parameters.

Considering the low price level for the briquette, Orinoco Iron recently decided that during fiscal period 2002 (October 2001-September 2002) only one of the two production modules of the plant will operate.

Financial Condition:

On March 29, 2001, BHP, now BHP Billiton, issued a press release informing that it would recognize as a loss its investment in the Orinoco Iron project and that it would cease future investments in it. The press release established that based on an operational and market conditions analysis, the Australian partner did not expect the Orinoco Iron project to reach BHP's operating and financial performance targets needed to justify any further investment in the project, nor would it be able to satisfy the terms initially established in the project's financing agreement.

During the year 2001, Orinoco Iron was unable to meet the payment terms, conditions and some "Covenants" set out in its loan contract. As a consequence, Orinoco Iron's creditor banks accelerated the maturity of the total amount of principal and interest outstanding under Orinoco Iron's credit facility, and requested from the guarantors, Venprecar, a subsidiary of IBH among them, the corresponding payments. In May 2001, BHP paid Orinoco Iron's creditor banks US$ 314 million, corresponding to its proportional quota (50%) of the debt that it guaranteed. Currently, Orinoco Iron and IBH are negotiating the restructuring of Orinoco Iron's debt that reaches some US$ 658 million with the creditor banks and BHP Billiton.

Similarly, IBH is holding talks with BHP Billiton, with the purpose of reaching agreements about the pre-existing obligations related to the partnership. IBH and BHP Billiton are also evaluating options to possibly incorporate a new shareholder to Orinoco Iron.

Assuming that the restructuring of the debt will allow deferral of the capital and interest amortization payments, and considering the recent operating results of the plant, Orinoco Iron re-estimated its investment requirements in excess of US$ 100 million[3] to cover the working capital and investment in assets needed.

Transfer to Nasdaq Small Cap Market

In July 2001, IBH applied to register its shares in Nasdaq Small Cap Market. This request from IBH was because the market value of public float had fallen below the US$ 5 million minimum value required to keep the shares in the Nasdaq National Market.

On August 8, Nasdaq confirmed the transfer of IBH's shares to the Nasdaq Small Cap Market, which has been in effect since August 10. In this way, continuity was given to the trade of IBH shares through the Nasdaq Market, keeping the IBHVF symbol, as well as the availability of information relative to transaction volumes and closing prices through on-line services and specialized news agencies.

Operaciones RDI

Separately, the affiliate Operaciones RDI (50% owned by IBH) started a temporary shutdown of the plant due to maintenance requirements and unfavorable market conditions. The Operaciones RDI plant, formerly Fior Plant, started operations in 1976.

[3] In March 2001, a fund requirement of US$ 220 million was announced.

Reestablishing operations in this plant will not be considered until market prices recover.

Brifer

The company that holds the intellectual rights over the Fior® and Finmet® processes, Brifer, together with Voest-Alpine Industrieanlagenbau, informed that the Finmet® plant located in Port Hedland, Australia, was able to operate the four production trains simultaneously with a production close to 7,000 metric tons per day. This is equivalent to the nominal capacity of 70 tons per hour per train.

Priority Attention Aspects

During the fiscal year, management gave top priority attention to the restructuring of Orinoco Iron's debt. This continues to be of fundamental importance in the new accounting period started in October 2001, since IBH's future is conditioned by its resolution. In this sense, talks with the creditor banks, with the suppliers and with BHP Billiton continue in order to reach a satisfactory agreement. Orinoco Iron's creditor banks have expressed their interest in achieving a successful restructuring of the financial obligations. It is necessary to point out that the Corporación Venezolana de Guayana, in meeting its objective of adding value to the products of their companies, preserving employment in the region and generating indirect exports through the development of the industry, has supported the operations of Orinoco Iron and other direct reduction steel companies in Guayana.

As of the close of the fiscal year 2001, we noticed some external aspects that signal a difficult environment facing the new year: a) in the international environment, an extension of the steel crisis, worsened by the consequences on the economy resulting from the events of September 11, as well as the effect of possible protection measures that are being advanced in several countries; b) in the local environment, the impact of the drop in oil prices and continued overvaluation of the bolivar. These factors have delayed the completion of Orinoco Iron's financial restructuring process.

Again, we recognize the effort of all the workers of IBH and its subsidiary and affiliate companies, their loyalty and commitment in the pursuit of meeting, in spite of the adverse market and operating conditions that we faced during fiscal 2001.

Sincerely,

Oscar Augusto Machado	Neil Malloy
Chairman	Director

Caracas, December 12, 2001.


IBH Sales
(Millions os US$)
120
90
60
30
0
83.5
52.5
80.2
61.1
1998
1999
2000
2001


Venprecar Production
(Thousand MT)
1000
800
600
400
200
0
682.5
624.9
812.5
691
1998
1999
2000
2001


Orinoco Iron Production*
(Thousand MT)
500
400
300
200
100
0
42
400
2000
2001

* Orinoco iron's operating tests began in May 2000. The fiscal period ended September 30, 2000.

NASDAQ: IBHVF

INVESTOR RELATIONS

Investor Relations Caracas	**Corporate Planning Department** Av. Venezuela Edificio Torre América. Piso 12. Urbanización Bello Monte. Caracas, Venezuela Telephones: (582) 707.61.45 /707.62.80 Telefax: (582) 762.99.38 E-mail: armando.rondon@sivensa.com
Investor Relations New York	**Geoffrey Bell and Co.** 780 Third Avenue, New York, N.Y. Telephones: (212) 888.37.00 Telefax: (212) 888.37.07 E- mail: gbellandco.@worldnet.att.net
Transfer Agent	**Planivensa** Av. Venezuela. Edificio Torre América. Planta Libre. Urb. Bello Monte. Caracas, Venezuela. Telephones: (582) 70764.68 / 707.64.66 Telefax: 707.64.56 E-mail: peggy.medina@sivensa.com
Auditors	**Espiñeira, Sheldon y Asociados** (Member of Price Waterhouse Coopers) Av. Principal de Chuao, Edif. del Río, Caracas, Venezuela Telephone: (582) 902.62.91 Telefax: (582) 902.63.41 E-mail: carlos.g.gonzalez@ve.pwcglobal.com

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: 902 6666
Telecopier: 991 5210

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of
International Briquettes Holding (IBH)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Briquettes Holding (IBH) and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and cash flows for each of the three fiscal years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements is the responsibility of IBH's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Note 4, IBH belongs to a group of related companies and conducts significant transactions with other members of the group. Because of those relationships, these transactions may have taken place on terms other than those that would characterize transactions between unrelated companies.

As indicated in Note 7, IBH and its subsidiary Venezolana de Prerreducidos Caroní "Venprecar," have provided a security package for a portion of a long-term loan received by the affiliate Orinoco Iron. At September 30, 2001, the portion secured by IBH and Venprecar amounts to US$329 million. In 2001 Orinoco Iron has been unable to comply with the terms of payment and certain covenants of this loan agreement. Consequently, the balance of this loan may be considered by creditor banks as due and payable. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding loan balance. To date, we are unable to foresee the outcome of this matter and its likely effect, if any, on the accompanying consolidated financial statements.

To the Shareholders and Board of Directors of
International Briquettes Holding (IBH)

As indicated in Notes 1 and 7, the worldwide drop in iron prices and the delays in putting the new plant of Orinoco Iron into operation and delays in the buildup of production, have adversely affected the results of operations and financial position of IBH and its affiliates Orinoco Iron and Operaciones RDI, which are part of a Joint Venture (Joint Venture) between IBH and Broken Hill Proprietary (BHP). In March 2001, BHP announced that it would write off its equity investment in Orinoco Iron and cease any further investment in this project. These factors, the need for additional funding and the loan issue indicated in the previous paragraph, raise substantial doubts as to the capacity of IBH and its affiliates to continue as going concerns. Management of IBH and its affiliate Orinoco Iron are currently assessing the possibility of obtaining additional funding and a significant reduction of Orinoco Iron debt. The accompanying consolidated financial statements, as well as those used by IBH to record its equity participation in the affiliates of the Joint Venture, have been prepared on the basis of a going concern and do not include adjustments that may arise when the referred uncertainties are resolved.

ESPIÑEIRA, SHELDON Y ASOCIADOS
(A member firm of PricewaterhouseCoopers)

Carlos González G.
CPC 21291

Caracas, Venezuela
December 12, 2001

INTERNATIONAL BRIQUETTES HOLDING

AND ITS SUBSIDIARIES

(A majority-owned subsidiary of
Siderúrgica Venezolana "Sivensa", S.A.)

CONSOLIDATED BALANCE SHEET

(Thousands of U.S. dollars)

	September 30,	
	2001	2000
Assets		
Current assets:		
Cash and cash equivalents (Note 4)	11,870	11,346
Accounts receivable -		
Trade and other (Note 3)	6,017	6,418
Related companies (Note 4)	3,647	2,973
Inventories (Note 5)	7,446	12,652
Prepaid expenses, deferred income tax and other current assets	849	684
Total current assets	29,829	34,073
Investments under the equity method (Note 7)	54,232	109,038
Property, plant and equipment, net (Note 6)	103,930	113,789
Spare parts and other assets (Note 5)	3,617	5,906
Total assets	191,608	262,806
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable -		
Suppliers	3,978	5,217
Related companies (Note 4)	23,986	18,839
Profit sharing, vacations and other personnel accruals	1,196	1,152
Taxes	157	656
Other current liabilities	421	560
Total current liabilities	29,738	26,424
Accrual for employees termination benefits, net of advances to employees of US$2,771 (US$2,105 in 2000)	952	915
Total liabilities	30,690	27,339
Minority interest	2,929	3,078
Shareholders' equity (Note 10)	157,989	232,389
Total liabilities, minority interest and shareholders' equity	191,608	262,806

The accompanying notes are an integral part of the consolidated financial statements

INTERNATIONAL BRIQUETTES HOLDING
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Thousands of U.S. dollars, except share and per share data)

	Years ended September 30,		
	2001	2000	1999
Net sales:			
Exports (Note 4)	57,455	62,910	47,924
Domestic (Note 4)	3,673	17,219	4,538
	61,128	80,129	52,462
Cost of sales (Note 4)	(72,304)	(75,792)	(61,852)
Gross profit (loss)	(11,176)	4,337	(9,390)
General and administrative expenses (Note 4)	(5,680)	(6,301)	(6,567)
Operating loss	(16,856)	(1,964)	(15,957)
Interest income (Notes 4 and 7)	4,192	11,316	9,298
Interest expense (Notes 4 and 7)	(3,226)	(3,254)	(1,257)
Equity in losses of affiliates (Note 7)	(59,390)	(25,458)	(6,721)
Foreign exchange gain, net (Note 2-a)	707	687	233
Other income (expenses), net	192	(254)	(346)
	(57,525)	(16,963)	1,207
Loss before taxes and minority interest	(74,381)	(18,927)	(14,750)
Taxes (Note 9)	(168)	(684)	(310)
Loss before minority interest	(74,549)	(19,611)	(15,060)
Minority interest	149	(78)	167
Net loss	(74,400)	(19,689)	(14,893)
Basic and diluted net loss per share	(3.739)	(0.999)	(0.749)
Weighted average number of shares outstanding	19,897,467	19,897,467	19,897,467

The accompanying notes are an integral part of the consolidated financial statements

INTERNATIONAL BRIQUETTES HOLDING
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
(Thousands of U.S. dollars)

			Retained earnings		
	Capital stock	Additional paid-in capital	Legal reserve	Unappropriated (deficit)	Total
Balances at September 30, 1998	201	228,735	6,093	35,921	270,950
Net loss for 1999	-	-	-	(14,893)	(14,893)
Cash dividends	-	-	-	(3,979)	(3,979)
Balances at September 30, 1999	201	228,735	6,093	17,049	252,078
Net loss for 2000	-	-	-	(19,689)	(19,689)
Balances at September 30, 2000	201	228,735	6,093	(2,640)	232,389
Net loss for 2001	-	-	-	(74,400)	(74,400)
Balances at September 30, 2001	201	228,735	6,093	(77,040)	157,989

The accompanying notes are an integral part of the consolidated financial statements

INTERNATIONAL BRIQUETTES HOLDING
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Thousands of U.S. dollars)

	Years ended September 30,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	(74,400)	(19,689)	(14,893)
Adjustments to reconcile net loss to net cash provided by operating activities -			
Minority interest	(149)	61	(167)
Equity in affiliates	59,390	25,458	6,721
Depreciation	9,869	11,267	9,600
Foreign exchange gain	(707)	(687)	(233)
Income from uncollected interest	(3,048)	(9,986)	(7,159)
Provision for doubtful accounts receivable and inventories	400	282	1,019
Net changes in operating accounts -			
Accounts receivable	384	6,170	(7,161)
Related companies, net	5,012	(3,604)	3,814
Inventories	4,806	936	3,309
Prepaid expenses and other assets	2,303	806	919
Accounts payable	(954)	9,071	6,122
Employee termination benefits, net	110	377	381
Accrued liabilities, other liabilities and employee benefits and other	(466)	512	(788)
Net cash provided by operating activities	2,550	20,974	1,484
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(10)	(92)	(6,849)
Additions to investments	(2,000)	(9,800)	(11,650)
Payments received from the Joint Venture companies	-	25,287	36,000
Payment received from BHP	-	-	10,000
Long-term loans participations acquired	-	(25,287)	(40,000)
Net cash used in investing activities	(2,010)	(9,892)	(12,499)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid to shareholders	-	-	(3,979)
Dividends paid to minority interest	-	-	(84)
Net cash (used in) provided by financing activities	-	-	(4,063)
EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(16)	147	(20)
CASH AND CASH EQUIVALENTS:			
Increase (decrease) for the year	524	11,229	(15,098)
Balance at the beginning of the year	11,346	117	15,215
Balance at the end of the year	11,870	11,346	117
SUPPLEMENTARY INFORMATION:			
Taxes paid in cash	423	52	514
SUPPLEMENTARY INFORMATION ON NON - CASH ACTIVITIES:			
Capitalization of accounts receivable (Notes 4 and 7)	-	40,472	-

The accompanying notes are an integral part of the consolidated financial statements

INTERNATIONAL BRIQUETTES HOLDING

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001, 2000 AND 1999

NOTE 1 - OPERATIONS:

International Briquettes Holding (IBH), a Cayman Islands company, was formed on October 14, 1997 and for accounting purposes is the successor to Old IBH (Old IBH). On October 15, 1997, IBH acquired all the assets and assumed all of the liabilities of Old IBH, a Cayman Islands company, which for accounting purposes was the successor to Fior de Venezuela, S.A. (Fior). Fior is a 60%-owned Venezuelan subsidiary of Siderúrgica Venezolana "Sivensa", S.A. and operated within the IBH Division, which comprises Sivensa's high-density iron briquettes (HBI) production facilities; C.V.G. Ferrominera del Orinoco, C.A. owns the remaining 40% (see Note 4).

During 1997 Fior, as part of a series of reorganization transactions, transferred substantially all of its assets, liabilities and contracts to Old IBH in exchange for all the outstanding shares of Old IBH and a US$20 million note from Old IBH. First, in May 1997 Fior contributed to its Venezuelan wholly owned subsidiary, Operaciones RDI, C.A. (Operaciones RDI or "RDI") substantially all of the assets and contracts related to Fior's HBI facility located in Ciudad Guayana, Venezuela (the "Fior Plant", which has a rated annual capacity of 400,000 tons), and RDI assumed substantially all the liabilities related to the Fior Plant. Fior then contributed all of the outstanding shares of RDI to Old IBH in exchange for new shares of Old IBH and a US$20 million note from Old IBH. Second, in May 1997 Fior and its subsidiaries also participated in a series of transactions which resulted in the transfer of all the outstanding shares of Brifer International Ltd. (Brifer), a Barbados wholly owned subsidiary of Fior, to Old IBH in exchange for additional new shares of Old IBH. Also, as a consequence of that series of transactions, Brifer owns all of the patents, intellectual property and rights related to the Fior Plant (the "Improved Fior Process"). Third, in August 1997 Fior caused the transfer of all the assets and contracts related to the construction of a 2.2 million tons per year HBI facility (the "Orinoco Iron Plant") to Orinoco Iron, C.A. (Orinoco Iron), a Venezuelan wholly owned subsidiary of Old IBH (see Note 7). In October 1997 IBH acquired all the assets and assumed all the liabilities of Old IBH. Immediately, following these transactions IBH acquired all of the outstanding shares of Old IBH.

All these transactions were considered for accounting purposes to be a reorganization of Fior and, therefore, the assets transferred and liabilities assumed were all recorded by IBH at Fior's historical book value (the predecessor cost basis).

Additionally, in November 1997, IBH (wholly owned subsidiary of Fior at that date) completed an exchange offer to exchange one ordinary share of IBH for each three outstanding Global Depositary Shares (GDS) of Venezolana de Prerreducidos Caroní "Venprecar", C.A. (71.9%-owned subsidiary of Sivensa at that date) (see Note 8). Upon completion of the exchange offer, Venprecar became a 98.4%-owned subsidiary of IBH.

Venprecar is incorporated in Venezuela, manufactures HBI and operates in Sivensa's IBH Division. Venprecar's plant, located in Ciudad Guayana, Venezuela, has a rated annual capacity of 815,000 tons (see Note 6). Venprecar follows the same accounting practices and has the same year-end as IBH.

The world drop in steel industry prices and the effects of distortions in bolivar exchange rate parity have adversely affected the results of operations and financial position of IBH, its subsidiaries and the affiliates (see Note 7).

NOTE 2 - BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES:

a) Basis of presentation and translation into U.S. dollars -
After the reorganization of Fior, but before the exchange offer, IBH became a wholly owned subsidiary of Fior (see Note 1), and became the successor to the assets, liabilities and operations that Fior previously had; IBH is for accounting purposes the successor to Fior. After the reorganization, the shareholders of Fior remain in their same economic position that they had before. This transaction has been accounted for as a business combination of companies under common control in a manner similar to a pooling of interests. IBH's financial statements for the years prior to its legal formation included the assets, liabilities, shareholders' equity and results of operations of Fior and IBH (at historical cost) as if the reorganization referred to above had been consummated as of the beginning of the first year being presented in the consolidated financial statements.

After the exchange offer, IBH became a majority-owned subsidiary of Sivensa (see Notes 1 and 8). The transaction where by Sivensa contributed its 71.9% interest in Venprecar was accounted for as a business combination of companies under common control and, therefore, accounted for under accounting principles generally accepted in the United States (US GAAP) in a manner similar to a pooling of interests; IBH's historical financial statements through November 1997 were restated giving retroactive effect to the contribution of Sivensa's 71.9% interest in Venprecar. The 28.1% of Venprecar not owned by Sivensa was accounted for as minority interest in IBH's restated financial statements. The transaction where by the minority interest exchanged its shares for new shares of IBH was accounted for under US GAAP as a purchase transaction.

IBH presents its financial statements in accordance with US GAAP and the U.S. dollar is its reporting currency. IBH's main operations and assets are located in Venezuela, which has a highly inflationary economy. Because the Venezuelan entities make significant sales in U.S. dollar and have significant costs in U.S. dollar; it has been determined that the U.S. dollar is its functional currency. The translation of the Venezuelan bolivar (Bs) financial statements into U.S. dollars has been conducted in accordance with Statement of Financial Accounting Standards (SFAS) No. 52 "Foreign Currency Translation" as applicable to an entity operating in a hyperinflationary environment. Pursuant to SFAS No. 52, (i) nonmonetary assets and capital accounts are translated at historical exchange rates, (ii) monetary assets and liabilities are translated at current exchange rates, and (iii) revenues and expenses are translated using average exchange rates for the period, except for items related to nonmonetary assets and liabilities (e.g. cost of sales, depreciation, and amortization of intangibles), which are translated using historical exchange rates. Translation adjustment is included in the statement of operations.

Foreign exchange gains and losses arise mainly from the effect of exchange rate fluctuations on net monetary items denominated in Venezuelan bolivars (Bs), and are included in the statement of operations (see Note 12). IBH and its subsidiaries have the following monetary balances in bolivars at the dates indicated:

	September 30,	
	2001	2000
	(Thousands)	
Assets:		
Cash and cash equivalents	Bs -	Bs 1,525,408
Accounts receivable and other monetary assets	4,194,491	2,573,394
Total monetary assets	4,194,491	4,098,802
Liabilities:		
Accounts payable and other monetary liabilities	(22,038,871)	(18,145,232)
Total monetary liabilities	(22,038,871)	(18,145,232)
Total net monetary liabilities in bolivars	Bs(17,844,380)	Bs(14,046,430)
Total net monetary liabilities equivalent in U.S. dollars	(US$24,016)	(US$20,320)

The year-end exchange rates and the average exchange rates for each year were as follows:

	September 30,		
	2001	2000	1999
Exchange rate per U.S. dollar at the end of the year (Bs/US$1)	743	691	628
Average exchange rate per U.S. dollar for the year (Bs/US$1)	713	665	590

IBH does not engage in hedging activities.

b) Consolidation principles -
The consolidated financial statements include the accounts of IBH; its wholly owned subsidiaries: Old IBH, Siderúrgica del Caroní "Sidecar", C.A. and SVS International Steel Holding; and its majority-owned subsidiary: Venezolana de Prerreducidos Caroní "Venprecar", C.A. (see Note 8). All intercompany transactions and balances have been eliminated in consolidation.

c) Inventories -
Inventories are valued at the lower of cost or net realizable value. Costs of iron briquettes, iron-ore and raw material were determined based on the average cost method. Cost of spare parts and supplies are determined using the first-in, first-out (FIFO) method.

d) Investments -
Investments in affiliated companies representing 20% to 50% of the capital stock of such companies are accounted for under the equity method (see Note 7). All intercompany transactions with affiliates have been proportionally eliminated in the statements of operations.

e) Property, plant and equipment -
Property, plant and equipment are recorded at cost (see Notes 1 and 2-a) . Additions and improvements are capitalized, whereas expenditures for maintenance and minor repairs, which do not extend the useful lives of the assets, are expensed. Depreciation of machinery and equipment is calculated using on the unit-of-production method. Other fixed assets are depreciated using the straight-line method, over their estimated useful lives.

f) Deferred income tax -
IBH accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability method of accounting for income tax. Under this method, deferred income taxes reflect the net effect of the expected future tax consequences of: (a) "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities; and; (b) tax credits and loss carry-forwards. Additionally, under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income for the year as from the enactment date. A valuation allowance is recognized if a portion of deferred assets is likely not to be realized.

g) Accrued employee termination benefits and profit sharing -
IBH and its subsidiaries accrue their liability for employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law (the "Labor Law"). This liability is presented net of advances granted to employees. This law also provides for an indemnity payment equal to a minimum of 45 days of salary per year (up to maximum of 90 days, depending on employee seniority).

Additionally, the Labor Law establishes mandatory profit sharing for workers and employees in an annual amount equal to 15% of before-tax profits, subject to a minimum annual payment equal to 15 days' salary and a maximum payment equal to 120 days' salary. IBH and its subsidiaries accrued in the years ended September 30, 2001, 2000 and 1999, a profit sharing bonus based on 120 days' salary.

IBH does not have a pension plan or other post-retirement benefit programs.

h) Sales and cost of sales -
Sales and cost of sales of iron briquettes are recorded on an accrual basis when title to goods sold is transferred.

i) Cash equivalents -
IBH considers as cash equivalents all highly liquid short-term investments which are readily convertible to cash and have original maturities of three months or less, as well as funds on deposit with related companies (see Note 4).

j) Use of estimates in the preparation of financial statements -
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates which affect the recorded balances of assets and liabilities and disclosure of contingent assets and liabilities and the recorded balances of income and expenses during the respective year. The actual results may vary from initial estimates.

k) Basic and diluted net loss per share -
Basic and diluted net loss per share has been determined by dividing net loss for the year by the weighted average number of shares outstanding during the year. For the business combination indicated in Note 2-a, computation was based on the aggregate of the weighted average outstanding shares of the constituent businesses, adjusted to equivalent shares of IBH for all periods presented. Basic and diluted loss per share is the same for all periods presented as the Company did not have any potentially dilutive instruments.

l) Fair value of financial instruments -
The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value, due to the short-term maturities of these instruments.

m) Concentration of credit and foreign currency risk -
Financial instruments that are exposed to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. IBH's cash is placed with a diversified group of financial institutions and the third-party commercial accounts receivable balances are dispersed among many customers and IBH routinely assesses the financial strength of its customers. From time

to time, there is high concentration of accounts receivable and funds on deposit with related parties (see Note 4).

The Company exports most of its annual production to foreign countries, primarily the United States of America and, as a result, the majority of the Company's sales are denominated in U.S. dollars, while a part of the Company's costs and expenses are denominated in bolivars. As a result, variations between inflation and the bolivar devaluation may affect the operating margin.

n) Accounting for impairment of long-lived assets -
SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sale. The Company reviews for impairment its long-lived assets to be held or used, whenever events indicate that the carrying value of an asset may not be recoverable. If it is not expected that an asset will be recovered through future cash flows, then the asset is written down to fair value, which is generally determined from estimated discounted future net cash flows.

o) Segment reporting -
SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires that a business enterprise reports financial and descriptive information about its reportable operating segments. Generally, segments financial information is required to be presented on the same or similar basis as used internally for evaluating segment performance and deciding how to allocate resources to segments. Management considers that IBH has only one operating segment and operates in only one country.

p) Comprehensive income -
SFAS No. 130 "Reporting Comprehensive Income" establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents changes in the Company's shareholders' equity Company for the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. For all periods presented, the Company did not record changes in shareholders' equity from transactions and other events and circumstances from non-owner sources and, consequently, comprehensive income and accumulated income was equal to net results and retained earnings, respectively.

NOTE 3 - ACCOUNTS RECEIVABLE:

Accounts receivable comprise the following:

	September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Customers	2,779	3,541
Import duty draw backs	1,874	1,868
Value added tax and wholesale and luxury tax, net (Note 9)	1,772	1,473
Employees	92	99
Other accounts receivable	1,374	1,305
Allowance for doubtful accounts	(1,874)	(1,868)
	6,017	6,418

Import duty draw backs are established in the Venezuelan Customs Law and represent pending reimbursements to exporting companies.

Total exports sales of HBI were as follows:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Destination:			
United States of America	32,824	39,383	39,182
Spain	16,157	13,358	5,744
Italy	3,158	-	-
Mexico	3,089	-	1,172
France	2,227	4,860	-
Japan	-	3,251	264
Peru	-	2,058	1,562
	57,455	62,910	47,924

NOTE 4 - ACCOUNTS AND TRANSACTIONS WITH RELATED COMPANIES:

IBH, under various long-term contractual agreements, conducts business with its shareholders and certain affiliates (see Note 1). Accounts with related companies comprise the following:

	September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Funds on deposit with (cash equivalent):		
Tesocorp Administradora	6,267	10,817
Accounts receivable:		
Orinoco Iron, C.A.	2,535	-
Operaciones RDI, C.A.	665	-
Rutedis, Ltd.	407	407
Siderúrgica del Turbio "Sidetur", S.A.	-	1,111
Sidecay	-	1,442
Other	40	13
	3,647	2,973
Accounts payable:		
C.V.G. Ferrominera del Orinoco	22,149	17,323
Siderúrgica del Turbio "Sidetur", S.A.	1,376	-
Siderúrgica Venezolana "Sivensa", S.A. (shareholder)	372	218
Steel Division Procurement	47	1,055
Servicios Administrativos Trix de Venezuela, C.A.	-	100
Operaciones RDI, C.A.	-	98
Other	42	45
	23,986	18,839

Significant transactions with related companies comprise the following:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Sales of iron briquettes	3,415	16,677	4,520
Purchases of iron ore	32,041	35,433	29,108
Purchases of spare parts and supplies	2,286	2,458	5,560
General and administrative expenses	1,153	1,420	1,163
Cost of electricity, gas and water	7,406	9,037	7,654
Interest income (expense):			
From Joint Venture affiliates (Note 7)	3,048	9,986	8,306
From other related companies	(1,968)	(96)	784

The iron ore used in the production of iron briquettes is provided by C.V.G. Ferrominera del Orinoco, C.A., a Venezuelan state-owned company and the only supplier of this mineral in Venezuela, under a contract entered into in 1988. The price of iron ore is fixed annually based on the world market prevailing prices. This contract has a ten-year term and includes an automatic renewal clause. It was renewed in 1997 under the same conditions for a period of twenty years. There is no minimum non-cancelable commitment to purchase iron ore. The account payable to Ferrominera is interest bearing on pass due amounts.

Electricity, gas and water consumed by Venprecar are delivered under contracts between services suppliers and Sidetur. These ten-years term contracts were entered into in 1991 and include and automatic renewal clause. Venprecar will reimburse Sidetur for the cost of services received.

Tesocorp Administradora, a subsidiary of Sivensa, manages IBH's excess funds. Funds transferred by IBH are recorded as funds on deposit with related companies, are mainly denominated in bolivars, and earn interest based on prevailing market rates.

Accounts with other related companies are interest free.

Orinoco Iron renders to Venprecar certain iron briquettes marketing and sales services in accordance with a sales agency agreement.

In 2001 and 2000 participations in loans granted to Orinoco Iron were contributed by IBH to increase the capital stock of Orinoco Iron (see Note 7).

Pursuant to the terms of a debt rescheduling agreement between Sivensa and its creditor banks, certain covenants were set forth for Sivensa and its subsidiaries, of which the following apply to IBH and Venprecar: a) covenant to enter into any type of debt that exceeds US$85 million; b) covenant regulating the maximum amount of capital investments; c) covenants for disposing of, selling or pledging accounts receivable and assets; d) covenants for pledging any of its fixed assets or properties; e) covenants for the payment of dividends; and f) covenants for making changes to contractual agreements. Sivensa is currently negotiating with its creditor banks to restructure this debt.

NOTE 5 - INVENTORIES:

Inventories consist of the following:

	September 30, 2001	September 30, 2000
	(Thousands of U.S. dollars)	
Finished products (HBI)	1,412	4,135
Iron ore and raw material	1,196	1,813
Supplies and spare parts	7,818	8,835
Materials in transit	86	874
Allowance for obsolescence	(1,133)	(723)
	9,379	14,934
Less: Spare parts classified as long-term	(1,933)	(2,282)
	7,446	12,652

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:

	Estimated useful lives	September 30, 2001	September 30, 2000
		(Thousands of U.S. dollars)	
Building and building improvements	20 years	52,477	52,477
Machinery and equipment	7 to 20 years and units of production	146,962	146,929
Vehicles	3 years	1,773	1,773
Office furniture and fixtures	3 years	443	443
Accumulated depreciation		(97,967)	(88,095)
		103,688	113,527
Land		70	70
Construction in progress		172	192
		103,930	113,789

Depreciation expenses for the years ended September 30, 2001, 2000 and 1999 were US$9.8 million, US$11.3 million and US$9.6 million, respectively, which were charged to cost of sales.

According to reviews by management of Venprecar, certain major repairs are required to the fuel gas reformer and heat recovery system to adjust production capacity of the Venprecar plant. The cost of repairs estimated by management is of some US$8 million. As indicated in Note 7, this plant is included in the common security package given for the loan received by the affiliate Orinoco Iron.

NOTE 7 - FINMET PROJECT AND JOINT VENTURE COMPANIES:

Fior was developing a project for the construction of a plant for the direct reduction of iron-ore in the Guayana region of Venezuela. This plant will employ the Finmet (Finos Metalizados) process developed by Fior and Voest-Alpine Industrieanlagenbau (VAI) (see Note 11). In September 1997 IBH formed a Joint Venture with an Australian mining company, The Broken Hill Proprietary Company Limited (BHP) (currently BHP- Billiton), to jointly develop, construct and operate this project, and also to operate the plant formerly owned by Fior. The net assets formerly owned by Fior (see Note 1), including the project costs, represented the initial net assets of the Joint Venture.

Each of IBH and BHP has a 50% ownership interest in the Joint Venture, which consists of three companies, each of which is 50% owned by the two parties: i) Orinoco Iron, C.A. (Orinoco Iron), which began operating in August 2000, owns and operates a new 2.2 million tons per year expected capacity hot briquette iron plant utilizing the Finmet process (the Orinoco Iron plant); ii) Operaciones RDI, C.A. (RDI), which began operating in May 1997, owns and operates the plant formerly owned by Fior, and; iii) Brifer International Ltd. (Brifer), which owns the Company's proprietary rights on the technology involved in the improved fluid bed iron-ore fines reduction process (the Improved Fior process) and, together with VAI, the Finmet process (see Note 11).

In September 1997, under a Joint Venture agreement, BHP subscribed capital stock increases in Operaciones RDI and Orinoco Iron, which gave BHP a 50% participation in these companies. Also, BHP bought from IBH 50% of Brifer shares for US$30 million (present value of US$28.7 million), payable in cash, of which US$20 million was paid by BHP between October and November 1997, and the remaining US$10 million in 1999. Since IBH has commitments to support the Joint Venture financially (additional equity contributions and guarantees on bank financing), the gain on this sale was recorded as a reduction of IBH's investment base in the Joint Venture companies. Therefore, IBH's investment cost basis will be less than its proportionate share of the equity of the Joint Venture companies. This cost basis difference will be recognized when the long-term commitments are fulfilled or released.

As result of the transfers of assets indicated in Note 1, IBH also granted loans in 1997 to the Joint Venture companies for US$61.9 million. In November 1997 most of these loans were repaid to IBH.

Below is a summary of this exchange of assets, the effects of the Joint Venture formation on the financial statements and other changes in the investment cost basis at September 30, 2001:

	(Thousands of U.S. dollars)
IBH investment base prior to the formation of the Joint Venture:	
Equity (100% participation)	13,112
Notes payable to IBH	61,921
Effects upon formation of the Joint Venture:	
Receivable from BHP in excess of historical cost basis of Brifer shares sold	(28,740)
IBH net investment base in the Joint Venture companies (50% participation) at September 30, 1997	46,293
Equity on results during 1998 (net of US$3.9 million of interest expenses charged to the Joint Venture companies)	(307)
Increase in capital stock of Orinoco Iron	4,700
Notes and loans paid by the Joint Venture companies	(58,207)
Participations on long-term loans acquired by IBH	60,000
Accrued interest on notes and participations, net	2,865
Accretion of notes payable to IBH	468
IBH net investment base in the Joint Venture companies (50% participation) at September 30, 1998	55,812
Equity on results during 1999 (net of US$2.7 million of interest expenses charged to the Joint Venture companies)	(6,721)
Increase in capital stock of Orinoco Iron	7,900
Increase in capital stock of Operaciones RDI	750
Increase in capital stock of Brifer	3,000
Notes and loans paid by the Joint Venture companies	(36,000)
Participations on long-term loans acquired by IBH	40,000
Accrued interest on notes and participations, net	5,606
Accretion of notes payable to IBH	348
IBH net investment base in the Joint Venture companies (50% participation) at September 30, 1999	70,695
Equity on results during 2000 (net of US$2.7 million of interest expenses charged to the Joint Venture companies)	(25,458)
Increase in capital stock of Orinoco Iron (capitalization of loans) (Note 4)	40,472
Increase in capital stock of Operaciones RDI (cash contribution)	9,800
Notes and loans paid by the Joint Venture companies	(25,287)
Participations on long-term loans acquired by IBH	31,242
Accrued interest on notes and participations, net	7,574
IBH net investment base in the Joint Venture companies (50% participation) at September 30, 2000 - Carry forward	109,038

	(Thousands of U.S. dollars)
Brought forward	109,038
Equity on results during 2001 (net of US$3.8 million of interest expenses charged to the Joint Venture companies)	(59,390)
Increase in capital stock of Orinoco Iron (cash contributions) (Note 4)	2,000
Accrued interest on notes and participations, net	2,584
IBH net investment base in the Joint Venture companies (50% participation) at September 30, 2001	54,232

IBH has acquired, without recourse, participations in long-term loans granted by a bank to Orinoco Iron and Operaciones RDI. The bank continued to administer the loans. In January 2001 US$121,612,000 in respect of all participations acquired by IBH and interest earned up to that date, were contributed by IBH to increase the capital stock of Orinoco Iron. These participations have been presented as part of the investment base as from their acquisition, including interest earned.

The repayment of those long-term loans was made on the condition that Orinoco Iron and Operaciones RDI complied with commitments to financial creditors and maintained certain ratios of indebtedness and cash flows. The participations on these loans were considered as permanent financing to support the Joint Venture companies and presented as part of the investment cost basis of the Joint Venture.

Below is a summary of combined financial information for the Joint Venture companies, accounted for under the equity method:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Combined balance sheet data at the end of the year:			
Current assets, net of current liabilities	(75,343)	(5,510)	18,853
Property, plant and equipment, net	945,481	926,932	757,829
Total assets	983,184	987,522	811,615
Long-term financial debt	654,824	714,158	666,490
Total liabilities	761,435	890,843	759,125
Shareholders' equity	221,748	96,679	52,490
Combined statement of income data:			
Net sales	50,854	38,190	34,976
Gross loss	(42,788)	(20,971)	(6,994)
Operating loss	(55,641)	(33,662)	(12,691)
Net loss	(126,485)	(56,361)	(18,811)
Capital expenditures	31,676	209,943	361,773

The results of operations of IBH include the following income (expenses) from these Joint Venture companies:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Equity participation in losses of affiliates, net	(59,390)	(25,458)	(6,721)
Interest income from loans granted, net (Note 4)	3,048	9,986	8,306
	(56,342)	(15,472)	1,585

In order to finance the construction of the Orinoco Iron plant, Orinoco Iron borrowed up some US$613 million (senior debt) pursuant to several credit facilities. The credit facilities contemplate financial covenants that restrict Orinoco Iron's ability to distribute dividends to shareholders if certain ratios of indebtedness and cash flows are not met.

Lenders will share a common security package consisting of: (1) a pledge in substantially all of the assets of Orinoco Iron (as borrower) and RDI (as guarantor); (2) a pledge on sale contracts, construction contracts, supply contracts and insurance policies of Orinoco Iron and RDI; (3) a pledge by IBH of its shares ownership in Orinoco Iron, RDI, SVS International Steel Holdings and Venezolana de Prerreducidos Caroní "Venprecar", C.A.; (4) a pledge by SVS of its shares ownership in Siderúrgica del Caroní "Sidecar", S.A.; (5) a pledge by Sidecar of its shares ownership in Venprecar; (6) a real estate mortgage over the land and civil works owned by Venprecar; (7) a mortgage over the commercial establishment of Venprecar; (8) escrow agreements over two bank accounts of Venprecar and; (9) an unconditional guarantee by RDI.

Pursuant to support agreements, IBH and BHP agreed to: (1) provide their respective capital and financing contributions prior to completion of the Orinoco Iron plant; (2) guarantee that future cash flows from RDI, previous to completion of the Orinoco Iron plant, will be available for the Project; (3) commit to provide, if necessary, their respective share of a credit facility up to US$90 million and; (4) guarantee payment of their share of senior debt, if necessary before completion of the plant.

During 2001 Orinoco Iron has been unable to meet payment terms conditions and certain covenants set out in this loan agreement. In May 2001 BHP paid creditor banks of Orinoco Iron US$314 million in respect of its percentage (50%) of the secured debt. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding loan balance, which amounts to US$329 million at September 30, 2001, and relates to the portion guaranteed by IBH and Venprecar.

In August 2000 the Orinoco Iron plant partially started commercial operations; however, certain equipment failures have delayed start-up and the build-up of production and increased capital expenditures. As a result of increased costs, lower-than-planned production rates and depressed prices in the international markets, actual revenues and cash flows have been substantially below amounts originally planned. Additional funding will be required in order for Orinoco Iron to continue operations, place the remaining production units into operation, settle accounts payable to suppliers and increase working capital. The amounts required will depend in part on the commercial and business strategy to be followed by Orinoco Iron in the future, but are estimated by IBH at over US$100 million. No commitments currently exist to provide this funding from IBH, BHP or others.

On March 29, 2001, BHP issued a press release announcing that it would write off its equity investment in the Orinoco Iron project and cease any further investment in this project. The BHP press release stated that BHP's decision was based on a review which concluded that, in the context of changed operating and market conditions, BHP does not expect the Orinoco Iron project to meet BHP's operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements initially established in project financing. IBH is currently meeting with BHP to reach agreements as to the obligations and preexisting agreements in respect of this Association. IBH and BHP are also evaluating options for potential incorporation of a new Orinoco Iron shareholder and also are negotiating to obtain an important reduction of the Orinoco Iron's debt.

RDI (50% owned-affiliate of IBH) has incurred operating losses during 2001, 2000 and 1999. In March 2001 Operaciones RDI began a temporary shutdown of its plant due to maintenance requirements and unfavorable market conditions for the plant's production. No decision has been made as to how long this plant will be closed. RDI's results indicate that continuity of its operations depends on an increase in its profitability. Operaciones RDI's management is considering alternatives to address this situation. Below is a summary of the individual financial information of Operaciones RDI:

	Years ended September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Balance sheet data at the end of the year:		
Current assets	4,686	15,551
Current liabilities	14,700	18,831
Property, plant and equipment, net	11,451	15,873
Total assets	17,609	34,264
Total liabilities	14,700	20,831
Shareholders' equity	2,909	13,433
Statement of income data:		
Net sales	15,500	32,422
Gross loss	(9,767)	(13,315)
Operating loss	(10,894)	(17,168)
Net loss	(10,528)	(25,202)

NOTE 8 - EXCHANGE OFFER:

On November 19, 1997, IBH (wholly owned subsidiary of Fior at that date) undertook a public exchange offer to exchange one ordinary share of IBH for each three outstanding GDS of Venezolana de Prerreducidos Caroní "Venprecar", C.A. (a 71.9%-owned subsidiary of Sivensa at this date). Upon completion of the exchange offer, Venprecar became a 98.4%-owned subsidiary of IBH. As result of the exchange offer, Sivensa owns 49.7% of IBH's capital stock, and Fior (a 60%-owned subsidiary of Sivensa) owns 32.9% of IBH's capital stock. As part of this transaction IBH exchanged 13,349,847 of its common shares (see Note 10).

In November 1997 Sivensa, which beneficially owned 71.9% of the outstanding Venprecar ordinary shares and Class "B" shares of Venprecar through its wholly owned subsidiary, Siderúrgica del Caroní "Sidecar", S.A. contributed its Venprecar shares to IBH in exchange for: (i) the number of new IBH shares that it would have received had it tendered such securities pursuant to the exchange offer, plus (ii) an additional amount of new IBH shares as compensation for certain costs and expenses incurred by Sivensa in connection with the exchange offer and the establishment of the Joint Venture with BHP to construct the Orinoco Iron plant. Such share contributions were accomplished by Sivensa's contribution to IBH of all of the outstanding shares of SVS International Steel Holdings, a Cayman Islands company (SVS International). Sidecar is a wholly owned subsidiary of SVS International. Through its ownership of SVS International and its direct ownership of Venprecar ordinary shares formerly owned by GDS holders, IBH is the majority shareholder of Venprecar.

The transaction in which most of the minority shareholders of Venprecar exchanged their Venprecar shares (26.5% of the total shares) for new shares of IBH was accounted for separately and treated under US GAAP as a purchase transaction. The amount in excess of the purchase price over the book value of net assets acquired which is allocable to the minority interest was US$9.9 million, which includes US$2.7 million of related acquisition costs. This amount was allocated to property, plant and equipment (based on an independent appraisal) and will be amortized over the estimated useful lives of Venprecar's plant and equipment.

NOTE 9 - TAXES:

The estimated tax (expense) benefit comprises the following:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Business assets tax	(174)	(692)	(320)
Deferred income tax	6	8	10
Total tax expense	(168)	(684)	(310)

Income tax -
For the Venezuelan subsidiaries differences between the amount of income taxes computed at the statutory regular tax rate of 34% and the effective income tax rates result from inflation-adjustments for Venezuelan tax purposes described below, dividends from subsidiaries, intercompany transactions, income from foreign sources and the requirements that Venezuelan income taxes be based on the underlying bolivar accounts of each Venezuelan company on an individual basis as follows:

	Years ended September 30,		
	2001	2000	1999
	%	%	%
Statutory income tax rate (%)	34.0	34.0	34.0
Increase (decrease) in tax rate resulting from:			
Remeasurement into U.S. dollars for accounting purposes and effect of taxes assessed in bolivars	(9.00)	(21.2)	(23.4)
Inflation adjustment for tax purposes	10.14	68.9	66.6
Equity in losses of affiliates	(27.18)	(47.5)	(15.5)
Change in valuation allowance	(0.63)	(35.5)	(69.1)
Other, net	(7.56)	(2.3)	5.2
Effective income tax rate (%)	(0.23)	(3.6)	(2.2)

For the Venezuelan subsidiaries, beginning in fiscal 1993, an annual inflation adjustment is required which may result in an increase or decrease in taxable income. The Venezuelan Tax Law provided that the new values resulting from inflation adjustments are to be depreciated over the remaining useful lives of the fixed assets. In accordance with SFAS No. 109, no deferred tax asset was recorded for the future benefits of the inflation adjustments.

The Cayman Islands levy no taxes on income, dividends or capital gains.

The Venezuelan Income Tax Law provides for tax losses and tax credits from new investments to be carried forward over the following three years, to reduce income taxes payable. At September 30, 2001, IBH and its subsidiaries have tax loss carryforwards amounting to Bs 47,337 million (equivalent to US$64 million), of which Bs 19,008 million is available to offset taxable income until the end of fiscal 2004, Bs 7,690 million until the end of fiscal 2003 and Bs 20,639 million until the end of fiscal 2002. IBH's subsidiaries also have investment tax credits amounting to Bs 1,325 million (equivalent to US$2 million) at September 30, 2001, of which Bs 2 million may be applied against income tax liabilities until the end of fiscal 2004, Bs 10 million until the end of fiscal 2003 and Bs 1,313 million until the end of fiscal 2002. Utilization of these tax loss carryforwards and investment tax credits is dependent on realizing future taxable income in the appropriate company. Deferred tax assets relating to these tax loss carryforwards and investment tax credit have been reduced by a valuation allowance representing the portion of those assets that are likely not to be realized. Annual changes in the valuation allowance were due to a change in the amount of deferred tax assets to which it relates.

The components of deferred income tax assets (liabilities) are as follows:

	September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Investment tax credits	1,783	1,920
Tax loss carry-forwards	21,661	18,510
Business assets tax	1.154	2,234
Uncollected income from draw backs	(365)	(635)
Allowances and provisions not deductible until paid	971	737
Other, net	(605)	144
	24,599	22,910
Valuation allowance	(24,588)	(22,908)
Deferred income tax assets, included in other assets	11	2

Business assets tax -
The Venezuelan business assets tax was enacted as a supplementary tax to the Venezuelan income tax and is calculated on the simple average of the taxpayer's tangible and intangible assets in Venezuela involved in the production of income from commercial and industrial activities. The tax rate applicable to the asset base is 1% a year, reduced by the percentage of export sales to total sales. This tax is calculated together with income tax and the greater of the two is the tax liability. A business asset tax expense of US$174,000 (US$ 692,000 in 2000) was recorded during the year ended September 30, 2001. The payment of this tax may be applied as a tax credit against any income tax liability incurred over the next three fiscal years.

Value added tax and wholesale and luxury tax -
In 1994 the Wholesale and Luxury Tax (ICSVM) Decree-Law was enacted. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. This system incorporated additional tax rates of 10% and 20% over goods and services considered as luxury items. The ICSVM tax rate was set annually in the Budget Law, and was 16.5% until May 1999. The Law provides for a special tax rate (0%) for exporters, granting them the right to recover tax credits from the purchase or import of goods and services based on the ratio of export sales to total sales.

In May 1999 the Venezuelan Government, through a Decree-Law, repealed and substituted the ICSVM tax for the value added tax (VAT). The VAT tax kept the same ICSVM structure, but certain changes were made, namely: 1) the applicable tax rate, which was set at 14.5% for 2000 and 2001 (15.5% in 1999); 2) the elimination of additional tax rates and; 3) modification of the system for the recovery of credits by exporters, including the possibility of offsetting or transferring tax credits when the tax administration does not provide a decision within the term established; the special tax rate (0%) for exporters is still applied.

At September 30, 2001, accounts receivable include tax credits of some US$1,772,000 (US$1,473,000 in 2000) from the value added tax and wholesale and luxury tax (see Note 3), of which US$1,049,000 (US$557,000 in 2000) correspond to recoverable credits from export operations.

Bank debit tax -
In May 1999 the Venezuelan Government, through a Decree-Law, introduced the bank debit tax, which was mainly applied to debits or withdrawals made on current and savings accounts, custody deposits, or on any other type of demand deposit. Bank debit tax was also applied to liquid assets funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions. The bank debit tax amounted to 0.5% and was in effect until May 2000. In the year ended September 30, 2000, IBH incurred expenses for Bs 114 million, equivalent to US$175,000 (Bs 67 million in 1999, equivalent to US$109,000) in this connection.

NOTE 10 - SHAREHOLDERS' EQUITY:

Authorized capital stock consists of 20,115,000 common shares, with a par value of US$0.01 each. Before the exchange of shares indicated in Note 8, there were 6,547,620 subscribed and fully paid shares; after the exchange there are 19,897,467 subscribed and fully paid shares.

Under IBH's bylaws, dividends may be paid from profits or subject to certain legal restrictions from the share premium account (additional paid-in capital). However, as a result of the Joint Venture with BHP (see Note 7), IBH will pay dividends limited to a maximum of 50% of its net income. As a holding company, IBH will mainly rely on dividends from its subsidiaries and affiliates for the payments of dividends to its shareholders. The loan agreement referred to in Note 4 sets out certain restrictions for the declaration and payment of dividends.

The Company is regulated by the Venezuelan Securities and Exchange Commission (CNV), and therefore should present its financial statements in bolivars (Bs) in conformity with accounting principles generally accepted in Venezuela, and distribute dividends accordingly. According to the Capital Markets Law, companies whose shares are traded on the stock market are required to distribute to their shareholders at least 50% of their net income (in bolivars) after income tax and transfers to legal reserves. At least 25% of this amount must be paid in cash. Under CNV rules, the basis for distribution of dividends and statutory equity does not include equity in the results of subsidiaries.

In February 1999 IBH declared cash dividends of US$3.9 million.

NOTE 11 - ROYALTIES:

Fior (predecessor of IBH) and VAI entered into an agreement for the marketing of the Finmet process (iron-ore direct reduction process), establishing the countries where Fior and VAI will have exclusive promotion and marketing rights with respect to the Finmet process and its improvements. In accordance with the provisions of this agreement, Fior (now Brifer) has the right to receive from VAI a minimum amount of US$6 per metric ton on the nominal design capacity of any new Finmet plant built in VAI's jurisdiction; 50% of this royalty will be paid to Fior, or a subsidiary of Fior, when the electromechanical installations begin to be assembled and the remaining 50% shall be paid on the date of the provisional acceptance of the plant. In May 1997 Fior assigned certain of its rights and obligations under this agreement to Brifer (see Note 1); the Finmet process patents and rights are jointly owned by Brifer and VAI.

In 1996 the Australian company BHP began the assembly of the electromechanical installations of a plant in Port Hedland, Australia, with a design annual capacity of 2,000,000 metric tons, which represents a total potential royalty of US$12,000,000 for Fior. Brifer (a wholly owned subsidiary of Fior at that date) recognized in fiscal 1996 income of US$6,000,000 from royalties on this process. In 1999 the capacity of this plant was determined to be higher than originally estimated; therefore, Brifer recognized US$1,000,000 as income during 1999 as a complement to the royalty. The remaining US$6,000,000 will be payable to Brifer (50% owned by IBH), and recognized as income, when provisional acceptance of this plant has been obtained. This payment is also being negotiated between IBH and BHP (see Note 7).

Under the Joint Venture agreement with BHP, 50% of Brifer shares were sold to BHP in September 1997 (see Note 7).

NOTE 12 - FOREIGN EXCHANGE:

In July 1994 the Venezuelan Government established an exchange system, which included a single exchange rate. In April 1996 the free convertibility of the bolivar was reestablished in Venezuela and, subsequently, all controls and restrictions on exchange operations were lifted.

In July 1996 the Venezuelan Government announced the establishment of a trading range for the bolivar. For 1997 the Venezuelan Government established an initial central parity of Bs 472/US$1, effective January 2, 1997, and a crawling band of 7.5% above and below the central parity. Between July 8, 1996 and August 4, 1997, the central parity increased by 1.32% per month. Between August 4, 1997 and January 13, 1998, the central parity increased by 1.16% per month. On January 13, 1998, the Banco Central de Venezuela modified the increase of the central parity to 1.28% per month.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

Venprecar, Operaciones RDI and Orinoco Iron are subject to environmental laws and regulations in force in Venezuela. These companies have not received any claims from Venezuelan environmental and health regulatory authorities relating to environmental matters and are not aware of any claims or conditions that would be expected to result in claims related to environmental violations that would, in the opinion of management, have a material adverse effect on IBH's consolidated financial position or IBH's consolidated results of operations.

NOTE 14 - RECENTLY ISSUED ACCOUNTING STANDARDS:

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999 the FASB issued SFAS No. 137 postponing the adoption date of SFAS No. 133. In June 2000 the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133." As such, the Company is not required to adopt the statement until the beginning of its fiscal year on April 1, 2000. The Company does not currently utilize derivative instruments and, consequently, this statement has not had an impact on the results of its operations or financial position.

In September 2000 the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125 and it is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company considers that this statement has not had an impact on the results of its operations or financial position.

In June 2001 the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16) "Business Combinations." The most significant changes made by SFAS No. 141 are (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and; (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain instead of being deferred and amortized. The Company considers that this statement is not expected to have an impact on the results of its operations or financial position.

SFAS No. 142 supersedes APB No. 17, "Intangible Assets." SFAS No. 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition and its provisions will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are that: (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually at the reporting unit level; (3) intangible assets deemed to have an indefinite lives will be tested for impairment at least annually and; (4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years. The Company considers that this statement will not have an impact on its results of operations or its financial position.

In August 2001 the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," but retains the fundamental provisions of that statement for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company considers that this statement is not expected to have an impact on the results of its operations or financial position.